FILED PURSUANT TO
RULE 424(B)(3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 15 DATED MARCH 7, 2011

TO THE PROSPECTUS DATED OCTOBER 28, 2009

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated October 28, 2009, Supplement No. 13 thereto dated January 14, 2011 and Supplement No. 14 thereto dated February 9, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our initial public offering and the extension of our offering, and

•	a summary of our recent acquisition and pending acquisitions.

Status of Our Offering and Extension of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008, pursuant to an effective registration statement (SEC Registration No. 133-146959) with the U.S. Securities and Exchange Commission (“SEC”). As of March 3, 2011, we have received aggregate gross offering proceeds of approximately $223.7 million from the sale of approximately 22.5 million shares in our initial public offering. As of March 3, 2011, approximately 87.5 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. As noted below, the initial public offering will not last beyond September 17, 2011.

Because all of the shares we are offering pursuant to our initial public offering will not be sold by March 17, 2011, the third anniversary of the effective date of the offering with the SEC, we elected to extend our initial public offering as permitted under applicable SEC rules. We may continue to sell shares in our initial public offering until the earlier of 180 days after the third anniversary of the effective date of our initial public offering, September 17, 2011, or the effective date of the registration statement for our follow-on offering (SEC Registration No. 133-168905), which we initially filed with the SEC on August 17, 2010. We also reserve the right to terminate our initial public offering at any time.

Our Recent Acquisition and Pending Acquisitions

Recent Acquisition

Additional Beneficial Interests in USA Self Storage I, DST

On February 15, 2011, we closed on the purchase of the remaining 6.423% in beneficial interests (the “Interests”) of USA Self Storage I, DST (the “DST”). We now own 100% of the Interests in the DST. The DST holds a portfolio of ten properties totaling approximately 5,440 units and 726,000 square feet, located in Georgia, North Carolina and Texas. Please see Supplement No. 14 for more details regarding our previous acquisition of Interests in the DST.

We now intend to seek approval from the lender for the loans held by the three property owning subtrusts of the DST to terminate the leases that currently apply to the properties held by the DST. In the meantime, we and our sponsor will enter into an agreement whereby our sponsor will agree to assign 100% of the economic benefits and obligations from these properties to us in exchange for indemnification by us for any potential liability incurred by our sponsor in connection with the current leases.

Portfolio Summary

As of March 7, 2011, our self storage portfolio was comprised as follows:

State/Province	No. of Properties	Units	Sq. Ft. (net)
Alabama(1)	2	1,075	144,500
Arizona	4	1,970	242,850
California(1)	3	2,900	425,700
Florida	6	5,850	602,150
Georgia	4	2,170	262,600
Illinois	4	2,475	370,400	(2)
Kentucky	5	2,800	401,000
Mississippi	1	600	66,600
Nevada	5	2,690	356,700
New Jersey	3	2,900	250,900
North Carolina	3	1,580	178,900
Ontario, Canada	1	1,060	110,000
Pennsylvania	2	1,290	155,200
South Carolina	1	460	65,200
Tennessee	1	800	100,400
Texas(1)	9	5,960	892,500
Virginia	1	500	49,900
Total	55	37,080	4,675,500

(1)	Does not include any property where we own a minority interest.

(2)	Includes approximately 85,000 rentable square feet of industrial warehouse/office space at the Chicago – Ogden Ave. property.

Pending Acquisitions

Ladera Ranch Property

On February 9, 2011, we, through a wholly-owned subsidiary of our operating partnership, executed two purchase and sale agreements with unaffiliated third parties for the acquisition of a self storage facility (the “Ladera Ranch property”) and an adjacent parcel of land (the “Ladera Ranch land”), both located in Ladera Ranch, California. The purchase price for the Ladera Ranch property is $17.0 million, plus closing costs and acquisition fees, which includes the assumption of an approximately $7.0 million loan. The purchase price for the Ladera Ranch land is approximately $3.9 million, plus closing costs and acquisition fees. We expect these acquisitions to close in the second quarter of 2011 and to fund such acquisitions with net proceeds from our initial public offering.

The Ladera Ranch property is an approximately 980-unit self storage facility that sits on approximately 3.7 acres and contains approximately 102,000 rentable square feet of self storage space. The Ladera Ranch property is located at 30 Terrace Road, Ladera Ranch, California. It was completed in 2003. The Ladera Ranch land is an approximately 3.6 acre parcel located immediately adjacent to the Ladera Ranch property.

The seller of the Ladera Ranch land has an option to repurchase the Ladera Ranch land upon the occurrence of certain events, subject to certain terms and conditions. The closing of the Ladera Ranch property and the Ladera Ranch land are contingent upon each other.

Neptune Property

On February 28, 2011, we, through a wholly-owned subsidiary of our operating partnership, executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a self storage facility (the “Neptune property”) located in Neptune, New Jersey. The purchase price for the Neptune property is $3.76 million, plus closing costs and acquisition fees, which includes the assumption of an approximately $3.58 million loan. We expect this acquisition to close in the second or third quarter of 2011 and to fund the remaining purchase price with net proceeds from our initial public offering.

The Neptune property is an approximately 530-unit self storage facility that sits on approximately 5.4 acres and contains approximately 54,500 rentable square feet of self storage space. The Neptune property is located at 1515 Washington Avenue, Neptune, New Jersey. It was constructed in 1990 and 2000.

Pursuant to these purchase agreements, we would be obligated to purchase the properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the properties generally based upon:

•	satisfactory completion of due diligence on the properties and the sellers;

•	satisfaction of the conditions to the acquisitions in accordance with the purchase agreements; and

•	no material adverse changes relating to the properties, the sellers, or certain economic conditions.

There can be no assurance that we will complete the acquisition of any of these properties. In some circumstances, if we fail to complete the acquisitions, we may forfeit our earnest money.

Other properties may be identified in the future that we may acquire prior to or instead of the these properties. Due to the considerable conditions to the consummation of these acquisitions, we cannot make any assurances that the closings are probable.

The table below is an updated summary of our nine potential acquisitions as of March 7, 2011:

Property	Date of Purchase and Sale Agreement	Acquisition Price		Year Built/ Converted	Approx. Units		Approx. Rentable Sq. Ft. (net)
El Paso – TX	9/13/10	$1,250,000	(1)	2010	260	(2)	40,500	(2)
SF Bay Area – Morgan Hill – CA	9/14/10	$6,290,000		1997	480		61,000
SF Bay Area – Vallejo – CA	9/14/10	$7,800,000		2001	860		75,000
SF Bay Area – San Lorenzo – CA	9/14/10	$2,850,000		2000	640		62,000
SF Bay Area – Gilroy – CA	9/14/10	$6,560,000		1999	610		63,500
Las Vegas V – NV	10/15/10	$4,600,000		1997	790		69,000
Mavis – Ontario – Canada	11/15/10	$5,500,000	(3)	1963	1,070	(4)	104,500	(4)
Ladera Ranch – CA	2/9/11	$17,000,000	(5)	2003	980		102,000
Neptune – NJ	2/28/11	$3,760,000		1990/2000	530		54,500
Total		$55,610,000			6,220		632,000

(1)	Acquisition is subject to an “earn out” provision that could increase the acquisition price up to an additional $450,000.
(2)	Amount of units and square footage when construction is completed in early 2011.
(3)	Approximate price (excludes estimated conversion costs) based on Canadian/US conversion rate.
(4)	Amount of units and square footage when construction is completed in 2011.
(5)	Does not include the Ladera Ranch land described above, which has an acquisition price of $3,900,000.

Pursuant to the various purchase agreements, we would be obligated to purchase the various properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the properties generally based upon:

•	satisfactory completion of due diligence on the properties and the sellers of the properties;

•	satisfaction of the conditions to the acquisitions in accordance with the various purchase agreements;

•	satisfaction of requirements relating to assumption of any loans; and

•	no material adverse changes relating to the properties, the sellers of the properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of one or any of these properties. In some circumstances, if we fail to complete one of the acquisitions, we may forfeit our earnest money on such property.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these properties is probable.